William N. Haddad
+1 212 479 6720
whaddad@cooley.com

November 20, 2015

Via EDGAR

Mr. Carlos Pacho
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	You On Demand Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 30, 2015
Form 10-Q for Fiscal Quarter Ended June 30, 2015
Filed August 13, 2015
File No. 001-35561

Dear Mr. Pacho:

On behalf of our client, You On Demand Holdings, Inc., a Nevada corporation (the “Company”), we hereby provide responses to comments (the “Comments) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated November 9, 2015 (the “Staff’s Letter”) regarding the Company’s above-referenced Form 10-K and Form 10-Q, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced dates.

 In order to facilitate your review, we have responded, on behalf of the Company, to the Comments set forth in the Staff’s Letter, on a point by point basis. The Comment is set forth below in bold font and our response follows the Comment.

Form 10-K for Fiscal Year Ended December 31, 2014

Revenues, page 31
Gross loss, page 31

1.

We note the significant revenue increase related to your VOD business which you had acquired back in 2010. Please tell us and disclose the major factors which drove the significant 535% revenue increase in 2014 compared to 2013. We understand from page 6 that your core revenues are generated from both minimum guarantee payments and revenue sharing arrangements with your distribution partners as well as subscription or transactional fees from your subscribers.

Cooley LLP 1114 Avenue of the Americas New York, NY 10036
t: (212) 479-6000 f: (212) 479-6275 cooley.com

Mr. Carlos Pacho
Page Two

Response to Comment No. 1

The Company respectfully advises the Staff that the major factors which drove its revenue increase in our Video-On-Demand (“VOD”) business in 2014, compared to 2013, include:

1. Increase in revenue from new distribution partners providing new distribution channels.

In 2013, the Company focused more of its resources on growing its VOD business, including expanding its content distribution beyond cable networks. Prior to Q4 2013, the Company’s VOD distribution agreements were limited to a few cable operators and two Internet Protocol Television (“IPTV”) providers. From Q4 2013 to 2014, the Company entered into new distribution agreements with three new nationwide cable operators and several new distribution partners in the mobile and Over-the-Top (“OTT”) channels. These new OTT and mobile channels gave the Company access to new sources of revenues through a different market of end-users. Revenue generated from these new mobile and OTT partnerships comprised approximately 30% of the Company’s total revenue in 2014.

2. Execution of contracts with non-refundable minimum guarantee payments with new distribution partners

The Company entered into contracts with several new distribution partners which required these distribution partners to pay a non-refundable minimum guarantee to the Company. This new requirement was primarily driven by the need for management to focus its resources on key distribution channels that were determined to have potential for faster growth and high user penetration. The Company entered into four new distribution agreements which included minimum guarantee payment terms. The non-refundable minimum guarantee payments helped the Company to create a more stable revenue base even after internal resources were allocated to partnerships with stronger potential for long-term growth. Revenue generated from these new distribution partnerships under which the Company received a non-refundable minimum guarantee payment comprised approximately 50% of the Company’s total revenue in 2014.

3. Launch of our independent mobile app and related services

During the second quarter of 2014, the Company launched the full version of its independent mobile app via app stores and online channels which featured both subscription and transactional VOD services. The release of these mobile apps allows the Company direct access to new users, thereby helping to promote the Company’s brand as well as serving as a new revenue stream. Revenue recognized in connection with the independent mobile app accounted for approximately 20% of the Company’s revenue in 2014.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Unaudited Consolidated Balance Sheets, page 5
(d) Concentration of Credit Risks, page 23

2.

Please include in a note to the financial statements what your billing terms are, if other than customary, and what conditions must be met prior to you being paid by your content distribution partners. Considering that most of your revenue year-to-date appeared to be included in your accounts receivable balance at June 30, 2015, it is unclear whether collectability of the related receivables is reasonably assured.

Cooley LLP 1114 Avenue of the Americas New York, NY 10036
t: (212) 479-6000 f: (212) 479-6275 cooley.com

Mr. Carlos Pacho
Page Three

Response to Comment No. 2

The Company respectfully informs the Staff that the Company’s billing and payment terms with its content distribution partners fall into the following two categories as detailed below.

Under agreements with non-refundable minimum guarantee payments, the Company is able to bill its distribution partners after the films or video content have been delivered to them. Payment is either due immediately or within 90 days. Subsequent to the delivery of content, there are no conditions that must be met prior to collection of payment from the Company’s distribution partners, nor is payment contingent upon future revenue generated from end-user or collection by the Company’s distribution partner from the end-user.

Under revenue sharing arrangements, the Company recognizes revenue and is able to bill its distribution partners when the Company receives a VOD transaction statement from the distribution partner. Payment is due either immediately or within 90 days.

The Company is of the view that its billing terms are customary, and respectfully advises the Staff that the Company believes that additional disclosure of these customary billing terms in the notes to the financial statement is not necessary.

In regards to the Staff’s comment regarding the collectability of the related receivables, the Company respectfully advises the Staff that management evaluated whether collectability of revenue is reasonably assured prior to recognizing revenue in accordance with Accounting Standards Codification (“ASC”) 605-10-S99-1. Factors considered in determining collectability include scale of the distribution partner’s VOD business, collection method from the end-user, partnerships with other content distribution companies, collection history with the Company and business reputation within the industry. As most of the Company’s distribution partners are considered to be major network operators or service providers in China, the Company believes that these entities have the ability to make payment. Historically, the Company’s receivables have been paid without any concessions offered by the Company and the Company has not written off any accounts receivables arising from its distribution partnerships. Management concluded that, at the time of revenue recognition, collection was reasonably assured as the Company believes that these entities have the ability to make payment and, as described above, there are no conditions which are required to be met prior to the Company receiving payment. Further, the Company is of the view that even when there are some delays in receiving payment from certain distribution partners, based on management’s assessment and its ongoing communication with the Company’s distribution partners, collection is expected to be received.

Gross profit/loss, page 30

3.

You attributed improvement in your gross profit, in part, to your tight control of costs. In your 10-K, you attributed a decline in your content amortization costs to shifts in your content strategy. Since your cost of revenue is largely comprised of the amortization of content licensing fees, which at a minimum is based on the proportionate value of total minimum license fees over the term of each license agreement, please tell us how you were able to reduce such costs based on tight cost controls or shifts in your content strategy.

Response to Comment No. 3

The Company respectfully informs the Staff that the decline in cost of revenue, which is largely comprised of content licensing fee, is primarily due to consolidation and elimination of certain content licensing agreements. As part of the Company’s strategy to expand into mobile and OTT distribution channels, it entered into negotiation with all of its then-existing content providers to secure mobile and OTT distribution rights in addition to the rights already licensed. As the Company was able to obtain rights to a sufficient amount of content to satisfy its current and anticipated distribution channels from a fewer number of existing content providers at minimal additional cost, it terminated licensing agreements with the few content providers that could only provide cable distribution rights. In addition, the Company also negotiated with certain content providers to replace some content licensed at high unit price with content licensed at lower unit price. No termination or penalty fees resulted from amendment of these content licensing agreements. The result of these content strategy changes which came to fruition in the second half of 2014 caused the cost of revenue to decrease from 2014 to 2013, and in the first half of 2015 compared to the first half of 2014. The tight control of costs which the Staff refers to in the Company’s Form 10-Q filings was meant to describe the decrease in these costs as a result of the Company’s strategy to consolidate and eliminate certain content licensing agreements.

Cooley LLP 1114 Avenue of the Americas New York, NY 10036
t: (212) 479-6000 f: (212) 479-6275 cooley.com

Mr. Carlos Pacho
Page Four

Please advise whether the proposed substantive changes adequately respond to the Staff’s Comment 1. If so, an amended registration statement will be promptly filed via EDGAR. The requested acknowledgements on behalf of the Company will be included in any formal response filed with the SEC.

The company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 479-6720.

Sincerely,

/s/ William N. Haddad
William N. Haddad

Cooley LLP 1114 Avenue of the Americas New York, NY 10036
t: (212) 479-6000 f: (212) 479-6275 cooley.com